SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Craftmade International, Inc.

(Name of Subject Company (Issuer))

Litex Acquisition #1, LLC

Litex Industries, Limited

Libco International, LLC

(Name of Filing Persons (Offerors))

Common Stock, Par Value $.01 Per Share

(Including the Associated Series A Preferred Stock Purchase Rights)

(Title of Class of Securities)

22413E104

(CUSIP Number of Class of Securities)

John Mares

Manager, Secretary and Treasurer

Litex Acquisition #1, LLC

3401 West Trinity Boulevard

Grand Prairie, Texas 75050

(972) 871-4350

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John C. Dickey, Esq.

Greenberg Traurig, LLP

2200 Ross Avenue, Suite 5200

Dallas, Texas 75201

(214) 665-3600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$29,000,000.00	$2,068.00

(Footnotes on following page)

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,068.00	Filing Party:	Litex Acquisition #1, LLC
Form or Registration No.:	SC TO	Date Filed:	March 2, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(Footnotes from previous page)

(1)

For purposes of calculating the amount of filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on the offer to purchase up to 5,525,858 shares of common stock, par value $0.01 per share of Craftmade International, Inc. (the “Company”), including the associated Series A Preferred stock purchase rights, at a purchase price of $5.25 per share net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of shares consists of (i) 5,760,214 shares of common stock issued and outstanding as of March 1, 2010, as reported in the Company’s Quarterly Report provided on the Company’s website for the quarterly period ended December 31, 2009 (the “Company’s Quarterly Report”) and Statements of Changes in Beneficial Ownership of Securities on the Company’s website, minus the 234,356 shares of common stock beneficially owned by the filing persons as of March 1, 2010 (ii) a maximum of all options outstanding as of March 1, 2010 with respect to 139,700 shares of the Company’s common stock, as reported in the Company’s Quarterly Report and Statements of Changes in Beneficial Ownerships of Securities on the Company’s website, and (iii) a maximum of 200,000 shares of the Company’s common stock that may be issued pursuant to the exercise of warrants as reported in the Company’s Quarterly Report.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, as amended, by multiplying the transaction value by .0000713.

This Amendment No. 4 to Schedule TO (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 2, 2010 (“Schedule TO”), Amendment No. 1 filed on March 24, 2010 (the “Amendment No. 1”), Amendment No. 2 filed on March 31, 2010 (the “Amendment No. 2”) and Amendment No. 3 filed on April 8, 2010 (the “Amendment No. 3”) relating to the offer by Litex Acquisition #1, LLC (“Purchaser”), a wholly- owned subsidiary of Litex Industries, Limited (“Litex”), to purchase all issued and outstanding shares of the common stock, par value $0.01 per share (the “Common Stock”, and together with the associated Series A Preferred stock purchase rights, the “Shares”), of Craftmade International, Inc., a Delaware corporation (the “Company”), at a price of $5.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated March 2, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal as each may be amended or supplemented from time to time. This Amendment No. 4 is being filed on behalf of Litex, Purchaser and Libco International, LLC, a Texas limited liability company and the general partner of Litex (the “General Partner”) to disclose the purchase of shares (the “Litex Purchase”) and to extend the Offer to May 5, 2010.

The information set forth in the Schedule TO, including all exhibits and amendments thereto, is hereby incorporated by reference in answer to Items 1 through 13 of this Amendment No. 4, except as set forth below. You should read this Amendment No. 4 together with the Schedule TO, Amendment No. 1, Amendment No. 2 and Amendment No. 3. All capitalized terms used in this Amendment No 4 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

Items 1 through 11.

(1)                                  On April 15 and 16, 2010, Litex purchased an aggregate of 43,001 Shares through trades on the OTCQX market (“Litex Purchases”).  The Litex Purchases were made outside of the Offer.   The purchase by Litex of these 43,001 Shares represents approximately fifty-five one-hundredths of a percent (0.55%) of the Company’s outstanding and issued stock of 7,754,500 shares (per Company’s Schedule 14D-9 filed March 12, 2010).  Litex currently beneficially owns 277,357 Shares which are held of record by Wells Fargo Advisors, LLC.

(2)                                  The Expiration Date of the Offer is extended to 5:00 P.M., New York City time, on Wednesday, May 5, 2010.  As of 5:00 P.M. New York City time on April 27, 2010, approximately 628,010 shares had been tendered and not withdrawn.

(3)                                  The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(H) and is incorporated herein by reference.

Item 4.  Terms of the Transaction.

Item 1004(a) of Regulation M-A

(4)                                      The fourth paragraph of the “Introduction” of the Offer to Purchase is hereby amended and restated as follows:

“The Company has authorized 15,000,000 shares of Common Stock, of which we believe there are 5,760,214 shares of Common Stock outstanding on a fully-diluted basis as of March 1, 2010, including the 277,357 shares of Common Stock owned by Litex. Such number of shares consists of (i) 5,754,500 shares of Common Stock issued and outstanding as of March 1, 2010, based upon information reported in the Company’s Quarterly Report provided on the Company’s website for the quarterly period ended December 31, 2009 (the “Company Quarterly Report”) and Statements of Changes in Beneficial Ownership of Securities provided on the Company’s website, (ii) a maximum of all options outstanding as of March 1, 2010 with respect to 139,700 shares of the Common Stock, as reported in the Company Quarterly Report and Statements of Changes in Beneficial Ownership of Securities provided on the Company’s website, and (iii) a maximum of 200,000 shares of Common Stock that may be issued pursuant to the exercise of warrants reported in the Company’s Quarterly Report.”

(5)                                      The fifth paragraph of the “Introduction” of the Offer to Purchase is hereby amended and restated as follows:

“Based on Litex’s current beneficial ownership of 277,357 Shares, which were acquired on the open market and are held of record by Wells Fargo Advisors, LLC, if 5,760,214 Shares are outstanding on a fully-diluted basis (inclusive of the Shares beneficially owned by Litex) and if 2,607,750 Shares were tendered and not withdrawn prior to the Expiration Date, the Minimum Condition would be satisfied.”

Item 8.  Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(6)                                  The fourth paragraph of “The Offer - Section 9 - Certain Information Concerning the Purchaser and Litex” is hereby amended and restated as follows:

“Litex currently beneficially owns 277,357 Shares which are held of record by Wells Fargo Advisors, LLC. Neither Litex nor Purchaser beneficially owns any other Shares. The 277,357 Shares beneficially owned by Litex represent approximately 4.8% of the issued and outstanding Shares believed by Litex to be outstanding as of the date of this Offer to Purchase. Except for the foregoing and except as set forth elsewhere in this Offer to Purchase (including “The Offer—Section 11—Background of the Offer”) or Schedule I to this Offer to Purchase: (i) none of Litex, Purchaser and, to Litex’s and Purchaser’s knowledge, the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of Litex, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Litex, Purchaser and, to Litex’s and Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Litex, Purchaser and, to Litex’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Litex, Purchaser, their subsidiaries or, to Litex’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Litex the Purchaser, their subsidiaries or, to Litex’s and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.”

Item 11.  Additional Information.

Regulation M-A Item 1011

(7)                                  The first sentence of the second paragraph of “The Offer - Section 14 - Conditions of the Offer” is amended and restated as follows:

“The Company has authorized 15,000,000 shares of Common Stock, of which we believe there are 5,760,214 shares of Common Stock outstanding on a fully-diluted basis, including the 277,357 shares of Common Stock owned by Litex. Such number of shares consists of (i) 5,754,500 shares of Common Stock issued and outstanding as of March 1, 2010, based upon information reported in the Company’s Quarterly Report provided on the Company’s website for the quarterly period ended December 31, 2009 (the “Company Quarterly Report”) and Statements of Changes in Beneficial Ownership of Securities provided on the Company’s website, (ii) a maximum of all options outstanding as of March 1, 2010 with respect to 139,700 shares of the Common Stock, as reported in the Company Quarterly Report and Statements of Changes in Beneficial Ownership of Securities provided on the Company’s website, and (iii) a maximum of 200,000 shares of Common Stock that may be issued pursuant to the exercise of warrants reported in the Company’s Quarterly Report.”

(8)                                  The first sentence of the third paragraph of “The Offer - Section 14 - Conditions of the Offer” is amended and restated as follows:

“Based on Litex’s current beneficial ownership of 277,357 Shares, which were acquired on the open market and are held of record by Wells Fargo Advisors, LLC, if 5,760,214 Shares are outstanding on a fully-diluted basis (inclusive of the Shares beneficially owned by Litex) and if 2,607,750 Shares were tendered and not withdrawn prior to the Expiration Date, the Minimum Condition would be satisfied.”

Item 12. Exhibits.
Regulation M-A Item 1016

Item 12 of the Tender Offer Statement is hereby amended and supplemented by adding the following:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated March 2, 2010.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*
(a)(1)(G)	Summary Advertisement as published on March 2, 2010.*
(a)(5)(A)	Press Release issued by Litex Industries, Limited dated March 2, 2010 regarding the commencement of the Offer.*
(a)(5)(B)	Press Release issued by Litex Acquisition #1, LLC dated March 24, 2010 regarding tender offer.**
(a)(5)(C)	Letter to Stockholders regarding tender offer dated March 24, 2010.**
(a)(5)(D)	Press Release issued by Litex Acquisition #1, LLC dated March 31, 2010 regarding silent treatment.**
(a)(5)(E)	Letter to Stockholders dated March 31, 2010.**
(a)(5)(F)

Complaint by Henry Partners, L.P. against James R. Ridings, William E. Bucek, A. Paul Knuckley, R. Don Morris and Lary C. Snodgrass, filed in the Court of Chancery of the State of Delaware on March 22, 2010.**

(a)(5)(G)	Press Release issued by Litex Acquisition #1, LLC dated April 8, 2010 regarding Offer extension.**
(a)(5)(H)	Press Release issued by Litex Acquisition #1, LLC dated April 28, 2010 regarding Offer extension.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*                                         Previously filed with Schedule TO.

**                                  Previously filed with Schedule TO Amendment Nos. 1, 2 and 3.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated April 28, 2010

LITEX INDUSTRIES, LIMITED

By Libco International, LLC,
its General Partner

By:	/s/ John Mares
Name:	John Mares
Title:	Chief Financial Officer and Manager

LITEX ACQUISITION #1, LLC

By:	/s/ John Mares
Name:	John Mares
Title:	Manager, Secretary and Treasurer

LIBCO INTERNATIONAL, LLC

By:	/s/ John Mares
Name:	John Mares
Title:	Chief Financial Officer and Manager

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated March 2, 2010.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*
(a)(1)(G)	Summary Advertisement as published on March 2, 2010.*
(a)(5)(A)	Press Release issued by Litex Industries, Limited dated March 2, 2010 regarding the commencement of the Offer.*
(a)(5)(B)	Press Release issued by Litex Acquisition #1, LLC dated March 24, 2010 regarding tender offer.**
(a)(5)(C)	Letter to Stockholders regarding tender offer dated March 24, 2010.**
(a)(5)(D)	Press Release issued by Litex Acquisition #1, LLC dated March 31, 2010 regarding silent treatment.**
(a)(5)(E)	Letter to Stockholders dated March 31, 2010.**
(a)(5)(F)

Complaint by Henry Partners, L.P. against James R. Ridings, William E. Bucek, A. Paul Knuckley, R. Don Morris and Lary C. Snodgrass, filed in the Court of Chancery of the State of Delaware on March 22, 2010.**

(a)(5)(G)	Press Release issued by Litex Acquisition #1, LLC dated April 8, 2010 regarding Offer extension.**
(a)(5)(H)	Press Release issued by Litex Acquisition #1, LLC dated April 28, 2010 regarding Offer extension.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*                                         Previously filed with Schedule TO.

**                                  Previously filed with Schedule TO Amendment Nos. 1, 2 and 3.